Exhibit 99.1

Renren Announces Unaudited Third Quarter 2018 Financial Results

BEIJING, China, March 29, 2019 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a used auto business and SaaS business, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	Total net revenues were US$116.8 million, a 94.1% increase from the corresponding period in 2017.
—	Used auto sales revenue was US$106.3 million, a 152% increase from the corresponding period in 2017.
—	Internet Value-Added Services (IVAS) and others net revenues were US$10.5 million, a 7.4% decrease from the corresponding period in 2017.

•	Operating loss was US$44.1 million, compared to an operating loss of US$27.2 million in the corresponding period in 2017.

•	Net loss attributable to the Company was US$28.8 million, compared to a net loss of US$22.8 million in the corresponding period in 2017.

•	Adjusted loss from continuing operations (1) (non-GAAP) was US$41.1 million, compared with an adjusted loss from continuing operations of US$14.9 million in the corresponding period in 2017.

•	Adjusted net loss (1) (non-GAAP) was US$44.0 million, compared to an adjusted net loss of US$10.5 million in the corresponding period in 2017.

(1)	Adjusted loss from continuing operations and net income (loss) are non-GAAP measures, which are defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets and net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. See “About Non-GAAP Financial Measures” below.

Third Quarter 2018 Results

Total net revenues for the third quarter of 2018 were US$116.8 million, representing a 94.1% increase from the corresponding period in 2017, due to the rapid growth of our used auto retail business since its launch in the second quarter of 2017.

Used auto sales revenues for the third quarter of 2018 were US$106.3 million, representing a 152% increase from the corresponding period in 2017. This is a new business that we initiated in the second quarter of 2017.

IVAS and others net revenues were US$10.5 million, representing a 7.4% decrease from the corresponding period of 2017. The decrease was mainly due to decreases in the revenue from both our Renren mobile live streaming service and our SaaS business.

Financing income was US$28 thousand for the third quarter of 2018, compared to US$6.6 million in the corresponding period of 2017. Our used auto dealership financing business ceased to extend financing to third parties from January 2018, and instead has focused on internal financing to our own used car dealerships since that time.

Cost of revenues was US$119.6 million, compared to US$54.6 million from the corresponding period of 2017. The increase was primarily due to the growth of our used auto sales business, as well as to US$5.7 million in write-offs of inventory we recorded in the third quarter of 2018. These write-offs were due to one of our dealerships having received a notice from a local police station regarding an investigation of the dealership premises in August 2018, which caused certain inventory not to be assessable pursuant to the investigation.

Operating expenses were US$41.4 million, a 26.4% increase from the corresponding period of 2017.

Selling and marketing expenses were US$9.5 million, a 23.5% increase from the corresponding period of 2017. The increase was primarily due to the increase in headcount and personnel-related expenses for the used auto sales business.

Research and development expenses were US$7.3 million, a 15.7% increase from the corresponding period in 2017. The increase was primarily due to an increase in headcount and personnel-related expenses for the SaaS business.

General and administrative expenses were US$24.6 million, a 31.2% increase from the corresponding period in 2017. The increase was primarily due to an increase in US$16.1 million write-offs of advance to suppliers. Our management decided to record impairment loss for advance to suppliers because certain suppliers could not fulfill their contractual obligations to us.

Share-based compensation expenses, which were all included in operating expenses, were US$2.9 million, compared to US$12.2 million in the corresponding period in 2017. The decrease was mainly due to a modification which repriced the exercise price with respect to outstanding share incentive options in the third quarter of 2017.

Loss from operations was US$44.1 million, compared to a loss from operations of US$27.2 million in the corresponding period in 2017.

Loss in equity method investments was US$0.7 million, compared to loss of US$1.3 million in the corresponding period in 2017. We disposed of the overwhelming majority of our equity method investments in June 2018.

Net loss attributable to the Company was US$28.8 million, compared to a net loss of US$22.8 million in the corresponding period in 2017.

Adjusted loss from continuing operations (non-GAAP) was US$41.1 million, compared with an adjusted income from continuing operations of US$14.9 million in the corresponding period in 2017. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net loss (non-GAAP) was US$44.0 million, compared to an adjusted net loss of US$10.5 million in the corresponding period in 2017. Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Other Information

Legal proceedings

In August 2018, a notice from the Shandong Luokou police bureau was placed at the location of the Ji’nan Dealership, one of dealerships of the Company. This notice stated that there is an ongoing investigation concerning the Ji'nan dealership premise, and relevant persons were required to cooperate with the investigation. According to the Company's assessment, the investigation is concerning an individual who holds 30% of Ji’nan Dealership’s equity interest, not the Ji’nan Dealership. However, because the Ji’nan Dealership and its 30% minority shareholder, US$5.7 million inventory was written off and US$16.1 million write offs of advances to suppliers of the Ji’nan Dealership was recorded for the quarter ended September 30, 2018.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$117 million to US$122 million in the fourth quarter of 2018, representing a 30.0% to 35.6% year-over-year increase. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a used auto business and SaaS business. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the fourth quarter of 2018 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted income (loss) from operations" and "net income (loss)" which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. Renren continuously and periodically reviews the operating results and business performance from operational perspectives. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Renren believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Renren’s results of operations, and provides investors with a better understanding of Renren’s business performance. To facilitate investors and analysts, we present the foresaid impact in "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" retrospectively. We present adjusted income (loss) from operations and net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com

RENREN INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of US dollars)

	December 31,	September 30,
	2017	2018

ASSETS
Current assets:
Cash and cash equivalents	$125,199	$20,866
Restricted cash	47,253	5,824
Accounts receivable, net	6,098	1,997
Financing receivable, net	125,478	4,396
Prepaid expenses and other current assets	48,226	47,541
Amounts due from related parties	188	781
Inventory, net	95,012	59,918
Assets of discontinued operations	20,551	-
Total current assets	468,005	141,323

Non-current assets:
Long-term financing receivable, net	8	-
Property and equipment, net	29,516	1,787
Goodwill and intangible assets, net	104,197	120,037
Long-term investments	34,742	24,936
Non-current amount due from a related party	-	92,040
Other non-current assets	27,033	33,019
Non-current assets of discontinued operations	530,663	-
Total non-current assets	726,159	271,819
TOTAL ASSETS	$1,194,164	$413,142

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$19,095	$7,850
Short-term debt	61,479	49,942
Accrued expenses and other current liabilities	31,877	27,893
Payable to investors	142,689	3
Amounts due to related parties	7,059	44
Deferred revenue and advance from customers	11,433	5,143
Income tax payable	11,727	13,186
Contingent consideration	5,944	7,905
Liabilities of discontinued operations	79,244	-
Total current liabilities	370,547	111,966

Non-current liabilities:
Long-term debt	47,665	33,000
Long-term contingent consideration	60,850	57,775
Non-liabilities of discontinued operations	6,356	-
Total non-current liabilities	114,871	90,775
TOTAL LIABILITIES	$485,418	$202,741

Shareholders' Equity:
Class A ordinary shares	727	734
Class B ordinary shares	305	305
Additional paid-in capital	1,303,117	706,304
Statutory reserves	6,712	6,712
Accumulated deficit	(653,173)	(540,468)
Accumulated other comprehensive income (loss)	17,116	(5,910)
Total Renren Inc. shareholders' equity	674,804	167,677
Noncontrolling interests	33,942	42,724
TOTAL EQUITY	708,746	210,401
TOTAL LIABILITIES AND EQUITY	$1,194,164	$413,142

RENREN INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	For the Three Months Ended
	September 30,	June 30,	September 30,
	2017	2018	2018
Net revenues:
Used car sales	$42,245	$122,728	$106,338
IVAS and others	11,321	12,085	10,478
Financing income	6,630	224	28
Total net revenues	60,196	135,037	116,844
Cost of revenues	(54,597)	(129,605)	(119,561)
Gross profit	5,599	5,432	(2,717)
Operating expenses:
Selling and marketing	(7,717)	(9,916)	(9,532)
Research and development	(6,285)	(6,830)	(7,273)
General and administrative	(18,775)	(21,292)	(24,625)
Total operating expenses	(32,777)	(38,038)	(41,430)
Loss from operations	(27,178)	(32,606)	(44,147)

Other income	3,931	30,815	17,144
Interest income	718	411	2,387
Interest expenses	(1,282)	(900)	(1,861)
Realized loss on short-term investments	1	-	-
Realized gain(loss) on disposal of long-term investments	32,726	-	(2,209)
Total non-operating income	36,094	30,326	15,461

Income (loss) before provision of income tax and loss in equity method investments, net of tax	8,916	(2,280)	(28,686)
Income tax expenses	(1,075)	(116)	(1,096)
Income (loss) before loss in equity method investments, net of tax	7,841	(2,396)	(29,782)
Loss in equity method investments, net of tax	(1,317)	(621)	(692)
Income (loss) from continuing operations	6,524	(3,017)	(30,474)

Discontinued operation:
Loss from operations of discontinued operations, net of income tax	(29,464)	(11,793)	-
Gain on deconsolidation of the subsidiaries, net of income tax	-	180,829	1,612
(Loss) income from discontinued operations, net of tax	(29,464)	169,036	1,612
Net (loss) income	(22,940)	166,019	(28,862)
Net loss attributable to noncontrolling interests	175	100	102
Net (loss) income attributable to Renren Inc.	$(22,765)	$166,119	$(28,760)

Net (loss) income per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$(0.03)	$0.16	$0.00
Diluted	$(0.03)	$0.15	$0.00

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.02)	$0.16	$(0.03)
Diluted	$(0.02)	$0.15	$(0.03)
Net (loss) income attributable to Renren Inc. shareholders per ADS*:
Basic	$(0.33)	$2.41	$(0.42)
Diluted	$(0.33)	$2.21	$(0.42)

Weighted average number of shares used in calculating net (loss) income per ordinary share attributable to Renren Inc. shareholders:
Basic	1,029,120,470	1,035,143,003	1,036,609,262
Diluted	1,029,120,470	1,130,285,008	1,036,609,262
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,029,120,470	1,035,143,003	1,036,609,262
Diluted	1,029,120,470	1,130,285,008	1,116,051,687

*	Each ADS represents 15 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

(In thousands of US dollars)

	For the Three Months Ended
	September 30,	June 30,	September 30,
	2017	2018	2018

Loss from opeartions	$(27,178)	$(32,606)	$(44,147)
Add back: Shared-based compensation expenses	12,210	13,465	2,915
Add back: Amortization of intangible assets	20	131	131
Adjusted loss from continuing operations	$(14,948)	$(19,010)	$(41,101)
Net (loss) income	$(22,765)	$166,119	$(28,760)
Add back: Shared-based compensation expenses	12,210	13,465	2,915
Add back: Fair value change of contingent consideration	-	(2,197)	(18,301)
Add back: Amortization of intangible assets	20	131	131
Adjusted net (loss) income	$(10,535)	$177,518	$(44,015)